ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM
September 15, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re: GMO Series Trust (File Nos. 333-174627 and 811-22564)
Ladies and Gentlemen:
Transmitted herewith by means of electronic submission on behalf of GMO Series Trust (the “Trust”), a Massachusetts business trust, for filing under both the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”) is Pre-Effective Amendment No. 2 to the Trust’s registration statement on Form N-1A (the “Registration Statement”).
This pre-effective amendment is being filed for the purpose of responding to a comment from the staff of the Securities and Exchange Commission, filing the remaining exhibits to the Registration Statement, and making certain other changes. This filing has been marked to indicate changes made from Pre-Effective Amendment No. 1 of the Registration Statement filed on July 15, 2011.
Please direct questions or comments to the undersigned by telephone at 617-951-7375.
Very truly yours,
/s/ Sarah Clinton
Sarah Clinton
Enclosures